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Byron B. Rooney
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4658 tel 212 701 5658 fax byron.rooney@davispolk.com

May 15, 2020

Re:	Contura Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2019
Filed March 18, 2020
File No. 001-38735

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Babula and Mr. Rodriguez,

On behalf of our client, Contura Energy, Inc., a Delaware corporation (the “Company” or “Contura”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2019 (the “Form 10-K”) contained in the Staff’s letter dated May 1, 2020 (the “Comment Letter”). Set forth below is the Company’s response to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments.

Form 10-K for Fiscal Year Ended December 31, 2019

Item 1. Business, page 7

1.       You disclose that you have several customers with revenues that comprised 10% or more of total revenues in 2019, 2018, and 2017 in footnote 24. Please disclose the name of any customer with revenues that were 10 percent or more of your consolidated revenues and whether the loss of such customer would have a material adverse effect on the business taken as a whole. Please refer to Item 101(c)(1)(vii) of Regulation S-K.

Office of Energy & Transportation U.S. Securities and Exchange Commission	2	May 15, 2020

Response:	The Company respectfully advises the Staff that, pursuant to Item 101(c)(1)(vii) of Regulation S-K, disclosure of the name of any customer that comprises 10% or more of the registrant’s consolidated revenues is necessary only if the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole. Given the fluid nature of the commodity market for coal products sold by the Company, we do not think a loss of any such customer would have a material adverse effect on the long-term financial results or prospects of our business.

The Company respectfully advises the Staff that in a customary business environment the coal market exhibits high levels of liquidity given the nature of the commodity. Our sales force is experienced in moving coal sales volumes from one account to another as required by market conditions, either with established customers or new customers. We believe the quality of our coal, the experience of our sales force and the liquidity of the coal market would help facilitate customer replacement within a reasonable period of time upon the loss of a large customer. We also respectfully refer the Staff to the Company's responses via correspondence dated June 21, 2019 and July 2, 2019 to the Staff's comment letter dated June 14, 2019 and the Staff’s requests as conveyed on a call on June 27, 2019, respectively.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 66

2.       We note your presentation of the non-GAAP measure coal margin per ton. Please present a reconciliation for this non-GAAP measure in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. In doing so, reconcile this measure to the most directly comparable GAAP measure of coal margin per ton. If you do not believe coal margin per ton that includes depreciation, depletion, and amortization is the most directly comparable GAAP measure, please tell us why in your response.

Response:	The Company respectfully submits that our disclosure of non-GAAP coal margin per ton is a measure derived from other non-GAAP measures that are defined and reconciled to their nearest GAAP measures, and the Company believes it satisfies the disclosures required by Item 10(e)(1)(i)(B) for non-GAAP coal margin per ton. The Company respectively submits that industry practice of publicly traded coal companies is to calculate coal margin and coal margin per ton excluding depreciation, depletion, and amortization from the cost of sales component of the calculation. In an effort to ensure comparability with peers and avoid confusion in the investor community, the Company calculates and presents this measure in a similar manner. In future filings, the Company will include an explanatory footnote to describe coal margin per ton as excluding depreciation, depletion and amortization.

Office of Energy & Transportation U.S. Securities and Exchange Commission	3	May 15, 2020

Please do not hesitate to contact me at (212) 450-4658, (212) 701-5658 (fax) or byron.rooney@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,
/s/ Byron B. Rooney

Byron B. Rooney

cc:	Via E-mail

David J. Stetson, Chief Executive Officer, Contura Energy, Inc.

Charles Andrew Eidson, Executive Vice President and Chief Financial Officer, Contura Energy, Inc.

Roger L. Nicholson, Esq., Executive Vice President, General Counsel and Secretary, Contura Energy, Inc.

Jason Whitehead, Executive Vice President and Chief Operating Officer, Contura Energy, Inc.